February 11, 2026

Via EDGAR AND Federal Express

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Mr. Tyler Howes

Re:	Leef Brands, Inc.
Registration Statement on Form S-1
File No. 333-289872

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Leef Brands, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-289872), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 26, 2025 and has not been declared effective.

The grounds for this application for withdrawal are that, subsequent to the initial filing of the Registration Statement, the Company has determined not to proceed with the registration of shares of the Company’s common shares owned by certain stockholders. Alternatively, the Company will seek to voluntarily register under Section 12(g) of the Securities Exchange Act of 1934.

No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

Any comments or questions regarding the foregoing should be directed to Jason R. Wisniewski, Esq. of Furguson Braswell Fraser Kubasta LLP at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

LEEF BRANDS, INC.

By:	/s/ Micah Anderson
Name:	Micah Anderson
Title:	Chief Executive Officer